¢		¢
Combined Shareholders’ Meeting of Criteo S.A.
Date:	October 23, 2015
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

		For	Against
I. Agenda for the Extraordinary Shareholders’ Meeting
1.

Authorization to be given to the Board of Directors to grant time-based free shares/restricted stock units to employees pursuant to the provisions of Articles L.225-197-1 et seq. of the French Commercial Code

		☐	☐
2.

Authorization to be given to the Board of Directors to grant performance-based free shares/restricted stock units to executives and, from time to time, certain named executive officers, members of executive management or employees pursuant to the provisions of Articles L.225-197-1 et seq. of the French Commercial Code

		☐	☐
II. Agenda of the Ordinary Shareholders’ Meeting
3.	Approval of the 2015 Time-Based Free Share/Restricted Stock Unit Plan adopted by the Board of Directors	☐	☐
4.	Approval of the 2015 Performance-Based Free Share/Restricted Stock Unit Plan adopted by the Board of Directors	☐	☐

¢	Authorized Signatures - This section must be completed for your instructions to be executed.		¢

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

Exhibit 99.2

Combined Shareholders’ Meeting of Criteo S.A.

to be held on October 23, 2015

For Holders as of September 23, 2015

•	Mark, sign and date your Voting Instruction Form.

•	Detach your Voting Instruction Form.

•	Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm (Eastern Time) on October 19, 2015.

PROXY TABULATOR FOR CRITEO S.A. P.O. BOX 8016 CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2015 Mediant Communications LLC. All Rights Reserved

CRITEO S.A.

Instructions to The Bank of New York Mellon, as Depositary

(Must be received prior to 5:00 PM (New York City Time) on October 19, 2015)

The undersigned Holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the Deposited CRITEO Shares represented by such Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on September 23, 2015 at the Combined Shareholders’ Meeting of CRITEO S.A. to be held in France, on October 23, 2015 at 3:00 pm (Central European Time) in respect of the resolutions specified in the enclosed Notice of Meeting.

NOTE:

1.     Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box.

2.     If no instructions are received by the Depositary from an Owner with respect to an amount of the Deposited Securities represented by American Depositary Shares of that Owner on or before the date established by the Depositary for such purpose, to the extent permitted by applicable law, the Depositary shall deem such Owner to have instructed the Depositary to vote or cause to be voted that amount of the Deposited Securities in favor of Resolutions 1 - 4 which are endorsed by the Company’s Board of Directors.

(Continued and to be marked, dated and signed, on the other side)